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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 3)
                            ------------------------
                          CARDIAC PATHWAYS CORPORATION
                            (Name of Subject Company)
                            ------------------------
                           ADAM ACQUISITION 2001 INC.
                          BOSTON SCIENTIFIC CORPORATION
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                            ------------------------

                     Common Stock, Par Value $.001 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                   141408 10 4
                      (CUSIP Number of Class of Securities)

      Lawrence J. Knopf                                   Lawrence J. Knopf
Boston Scientific Corporation                         Adam Acquisition 2001 Inc.
 One Boston Scientific Place                         One Boston Scientific Place
    Natick, MA 01760-1537                               Natick, MA 01760-1537
        (508) 650-8567                                      (508) 650-8567
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                            ------------------------
                                   Copies to:

                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


                            CALCULATION OF FILING FEE

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       Transaction Valuation*                       Amount of Filing Fee**
--------------------------------------------------------------------------------
           $50,250,375.47                                 $10,050.08
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*    Estimated for purposes of calculating the amount of the filing fee only.
     The fee was calculated by multiplying $5.267, the per share tender offer price, by the 9,052,243 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $47,678,163.88 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $2,572,211.59, being the net consideration for the Subject Company's 1,907,831 in-the-money employee stock options and the 96,924 rights to purchase shares of Common Stock that may be issued pursuant to the Subject Company's employee stock purchase plan to arrive at a total transaction value of $50,250,375.47.

**   Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $10,050.08 Filing Party:  Boston Scientific Corporation,
                        ----------                Adam Acquisition 2001 Inc.
                                                  ------------------------------
Form or Registration No.: Schedule TO                 Date Filed:  July 10, 2001
                          -----------                            ---------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13c-4

[ ]  going-private transaction subject to Rule13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer.     [X]

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


         This Amendment No. 3 ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2001, as amended on August 1, 2001 and August 3, 2001 (the "Schedule TO"), by Adam Acquisition 2001 Inc., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, including the associated preferred share purchase rights (together, the "Shares"), of Cardiac Pathways Corporation, a Delaware corporation (the "Company"), at a purchase price of $5.267 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto and thereto, collectively constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by Purchaser in the tender offer. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 8.  Interest in Securities of the Subject Company.

         Item 8 of the Schedule TO is hereby amended and supplemented to include the following information:

         At 12:00 midnight, New York City time, on Monday, August 6, 2001, the Offer expired. Based on a preliminary count, approximately 8,890,420 Shares were tendered pursuant to the Offer, of which 245,338 shares were tendered pursuant to notices of guaranteed delivery. Such shares constituted approximately 98.19% of the outstanding shares. On August 7, 2001, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(5)(v).

Item 2.  Exhibits

         Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(5)(v)     Press Release issued by Parent and the Company on August 7, 2001.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2001

                                      ADAM ACQUISITION 2001 INC.



                                      By  /s/  Lawrence J. Knopf
                                          --------------------------------------
                                          Name:   Lawrence J. Knopf
                                          Title:  Vice President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2001

                                      BOSTON SCIENTIFIC CORPORATION



                                      By        /s/  Lawrence J. Knopf
                                         ---------------------------------------
                                          Name:   Lawrence J. Knopf
                                          Title:  Assistant General Counsel

                                  EXHIBIT INDEX

Exhibit  No.

(a)(1)(i)         Offer to Purchase dated July 10, 2001.*

(a)(1)(ii)        Form of Letter of Transmittal.*

(a)(1)(iii)       Form of Notice of Guaranteed Delivery. *

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients. *

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(vii) Summary Advertisement as published in The New York Times on July 10, 2001. *

(a)(5)(i) Press Release issued by Parent on June 29, 2001 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Parent on June 29, 2001).

(a)(5)(ii) Communication by Parent to employees on June 29, 2001 (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Parent on June 29, 2001).

(a)(5)(iii) Transcript of Analyst Call held by Parent on June 29, 2001 (incorporated by reference to exhibit 99.3 of the Schedule TO-C Amendment filed by Parent on July 6, 2001).

(a)(5)(iv) Press Release issued by Parent and the Company on July 31, 2001 (incorporated by reference to exhibit 99.(a)(5)(iv) of the Schedule TO Amendment filed by Parent on August 1, 2001).

(a)(5)(v)         Press Release issued by Parent and the Company on August 7,
                  2001.

(b)(i) Form of Second Amended and Restated Credit Agreement, dated September 4, 1998 among Parent, The Several Lenders and certain other parties (incorporated by reference to exhibit 10.1, Current Report on Form 8-K filed by Parent dated September 25, 1998).

(b)(ii) Form of Amendment dated February 23, 1999 to Second Amended and Restated Credit Agreement dated September 4, 1998 among Parent, The Several Lenders and certain other parties (incorporated by reference to exhibit 10.21, Annual Report on Form 10-K filed by Parent dated December 31, 1998).

(b)(iii) Form of Second Amendment dated as of June 20, 2000 to the Second Amended and Restated Credit Agreement dated September 4, 1998 among Parent, The Several Lenders and The Chase Manhattan Bank (incorporated by reference to exhibit 10.1, Quarterly Report on Form 10-Q filed by Parent for the quarter ended June 30, 2000).

(d)(i) Agreement and Plan of Merger, dated as of June 28, 2001, among Parent, Purchaser and the Company (incorporated by reference to exhibit 1 of the Schedule 13D filed


--------

* Incorporated by reference to Parent's Schedule TO, filed July 10, 2001.

(d)(ii) by Parent on July 9, 2001). Stock Purchase Agreement, dated as of June 28, 2001, among Parent and certain holders of the Company's preferred stock (incorporated by reference to exhibit 2 of the Schedule 13D filed by Parent on July 9,
                  2001).

(d)(iii) Stockholder Agreement, dated as of June 28, 2001, among Parent, Purchaser and Van Wagoner Funds, Inc. (incorporated by reference to exhibit 3 of the Schedule 13D filed by Parent on July 9, 2001).

(d)(iv) Stockholders Agreement, dated as of June 28, 2001, among Parent, Purchaser and certain members of management of the Company (incorporated by reference to exhibit 4 of the Schedule 13D filed by Parent on July 9, 2001).